EXHIBIT 3.2a
Amendment
to
Article III, Section 2
of
By-Laws of

Promotora Valle Hermosa, Inc.

The first sentence of Article III, Section 2 of the By-Laws, shall read in its entirety as follows: “The number of directors of the corporation shall be fixed from time to time by the Board of Directors within a range of no less than one or more than nine, but no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.”